August 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Banco Santander, S.A. (the “Bank”) and Santander Finance Preferred, S.A. Unipersonal (the “Company”) Registration Statement (the “Registration Statement”) on Form F-4 Registration File Nos. 333-160492 and 333-160492-01

Dear Sir/Madam:

The Bank and the Company hereby request that the Commission declare their Registration Statement on Form F-4 (File Nos. 333-160492 and 333-160492-01) effective on August 25, 2009 at 9:00 a.m. or as soon thereafter as practicable.

The Bank and the Company understand and acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Bank or the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Bank and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Banco Santander, S.A.

By:	/s/ Antonio Torío Martín
	Name:	Antonio Torío Martín
	Title:	Director of Corporate Capital Markets Financing

Santander Finance Preferred, S.A. Unipersonal

By:	/s/ Antonio Torío Martín
	Name:	Antonio Torío Martín
	Title:	Director